UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

[x]	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

[ ]	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT
For the transition period from _____________ to ____________

Commission File Number 0-54343

NEW WESTERN ENERGY CORPORATION

(Exact name of small business issuer as specified in its charter)

Nevada	26-3640580
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1140 Spectrum, Irvine, CA 92618

(Address of principal executive offices) (Zip Code)

(949) 435-0977

(Issuer’s telephone number)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (ss. 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the registrant’s approximately 29,805,866 shares of common stock held by non-affiliates computed by reference to the closing sales price of such common equity (i.e. $0.175) as of the last business day of the registrant’s most recently completed second fiscal quarter (June 28, 2013) was $5,216,027.

Number of shares outstanding of each of the registrant’s common stock as of April 11, 2014: Common Stock: 73,306,448 shares.

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer or a smaller reporting company.  See Rule 12b-2 of the Exchange Act for definition of “large accelerated filer, accelerated filer and smaller reporting company” (Check one):

Large accelerated filer	[ ]	Accelerated filer	[ ]	Non-accelerated filer	[ ] (Do not check if smaller reporting company)	Smaller reporting company	[x]

Documents Incorporated By Reference: None

EXPLANATORY NOTE

This Form 10-K/A (this “Amendment”) amends New Western Energy Corporation’s (the “Company”) Annual Report on Form 10-K for the Year Ended December 31, 2013 (the “Original 10-K”), which was filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2014.  In response to comments from the Commission, the Company is amending the Original 10-K to:

·	Provide additional disclosures regarding the Company’s “unproved reserves” as of the dates set forth in the Original 10-K in the Part I, Items 1. Business ;
·	Provide a copy of the employment agreement between the Company and its CEO as Exhibit 6.7; and
·	Provide as exhibits to this Amendment revised certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

This Amendment speaks as of the original filing date of the Original 10-K and reflects only the changes to the Original 10-K described above. No other information included in the Original 10-K has been modified or updated, and the Company has not updated the disclosures contained herein to reflect any events which occurred subsequent to the filing of the Original 10-K or to modify the disclosure contained in the Original 10-K other than to reflect the changes described above.

This Amendment should be read in conjunction with the Company’s filings with the Commission made subsequent to April 14, 2014, the date of the original filing of the Original 10-K.

TABLE OF CONTENTS

		Page
CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS		2

PART I		2
Item 1.	Description of Business	2
PART IV		2
Item 15. Exhibits; Financial Statement Schedules		2
SIGNATURES		3

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

The information contained in this Report includes some statements that are not purely historical and that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as such, may involve risks and uncertainties. These forward-looking statements relate to, among other things, expectations of the business environment in which we operate, perceived opportunities in the market and statements regarding our mission and vision. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. You can generally identify forward-looking statements as statements containing the words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein are based on various assumptions, many of which are based, in turn, upon further assumptions. Our expectations, beliefs and forward-looking statements are expressed in good faith on the basis of management’s views and assumptions as of the time the statements are made, but there can be no assurance that management’s expectations, beliefs or projections will result or be achieved or accomplished.

In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements: technological advances, impact of competition, dependence on key personnel and the need to attract new management, effectiveness of cost and marketing efforts, acceptances of products, ability to expand markets and the availability of capital or other funding on terms satisfactory to us. We disclaim any obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

For a discussion of the risks, uncertainties, and assumptions that could affect our future events, developments or results, you should carefully review the “Risk Factors” set forth under “Item 1. Description of Business” in the Original 10-K. In light of these risks, uncertainties and assumptions, the future events, developments or results described by our forward-looking statements herein could turn to be materially different from those we discuss or imply.

PART I

Item 1. Description of Business

~~Unproved Reserves and Production~~

~~As of December 31, 2013, we did not have any estimated proved reserves and, therefore, we have classified our leases as unproved properties. We had limited production as of December 31, 2013, because we only recently acquired our oil and gas interests.  For the year ended December 31, 2013, oil production was 710 barrels and gas production was 30,867 MCF, generating gross revenues based upon our net revenue interest amounting to $112,754.~~

~~Net Unproved Oil and Natural Gas Reserves~~

As of December 31, 2013, we did not have any estimated proved reserves. The table below sets forth the oil and gas production of the Company for the last three fiscal years.~~our total estimated net unproved developed reserves were approximately 4,140,320 barrels of oil reserves and 1,185,530 MCF. Oil and gas reserve estimates are based on numerous engineering, geological and operational assumptions that generally are derived from limited data (see Supplemental Oil and Gas Data (Unaudited).~~

	Year ended December 31,
Oil and Gas Production:	2013	2012	2011

Oil production (bbls)	710	2,008	1,484

Gas production (mcf)	30,867	-	-

PART IV

Item 15. Exhibits; Financial Statement Schedules

Exhibit No.	Description
3.1 ††	Articles of Incorporation.
3.2†	Bylaws.
4.1†	Form of Stock Certificate
10.1 ††	Joint Venture Contract re: Glass Oil Lease dated May 21, 2009.
10.1.1 †††	Assignment of Contract re: Glass Oil Lease dated September 1, 2009
10.2†	Joint Venture Contract re: Phillips Oil Lease dated June 27, 2009.
10.3†	Mineral Lease re: Middlebury property dated July 1, 2009.
10.4†	Joint Venture Contract re: Doshier Oil Lease dated October 8, 2009.
10.5†	Venture Agreement re: Texas Oil lease dated January 27, 2011.
10.6†	Employment Agreement between the Company and Javan Khazali dated April 1, 2011.
10.7*	Employment Agreement between the Company and Javan Khazali dated January 1, 2014.
21†	Subsidiaries of the Registrant.
31.1 *	Certification of Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002
31.2 *	Certification of Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002
32.1 *	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

___________________________

* Filed herewith

†   Filed as exhibits to Registration Statement on Form 10 filed April 11, 2011, and incorporated herein by reference.

†† Filed as exhibits to Amendment No.1 to Registration Statement filed June 16, 2011, and incorporated herein by reference.

††† Filed as exhibits to Amendment No.2 to Registration Statement filed August 22, 2011, and incorporated herein by reference.

SIGNATURES

In accordance with the Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 26 day of September, 2014.

NEW WESTERN ENERGY CORPORATION

By:	/s/ Javan Khazali
Javan Khazali, President
(Principal Executive Officer)

In accordance with the requirements of the Securities and Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities indicated and on the dates stated.

/s/ Javan Khazali	Dated: September 26, 2014
Javan Khazali
President (Principal Executive Officer) and Director

/s/ Haris Baha	Dated: September 26, 2014
Haris Baha
Chief Financial Officer (Principal Financial and Accounting Officer), Secretary and Director

/s/ Christopher Dimond	Dated: September 26, 2014
Christopher Dimond
Director

/s/ Terry L. Carroll	Dated: September 26, 2014
Terry L. Carroll
Director

EXHIBIT INDEX

Exhibit No.	Description
3.1 ††	Articles of Incorporation.
3.2†	Bylaws.
4.1†	Form of Stock Certificate
10.1 ††	Joint Venture Contract re: Glass Oil Lease dated May 21, 2009.
10.1.1 †††	Assignment of Contract re: Glass Oil Lease dated September 1, 2009
10.2†	Joint Venture Contract re: Phillips Oil Lease dated June 27, 2009.
10.3†	Mineral Lease re: Middlebury property dated July 1, 2009.
10.4†	Joint Venture Contract re: Doshier Oil Lease dated October 8, 2009.
10.5†	Venture Agreement re: Texas Oil lease dated January 27, 2011.
10.6†	Employment Agreement between the Company and Javan Khazali dated April 1, 2011.
10.7*	Employment Agreement between the Company and Javan Khazali dated January 1, 2014.
21†	Subsidiaries of the Registrant.
31.1 *	Certification of Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002
31.2 *	Certification of Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002
32.1 *	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

___________________________

* Filed herewith

†   Filed as exhibits to Registration Statement on Form 10 filed April 11, 2011, and incorporated herein by reference.

†† Filed as exhibits to Amendment No. 1 to Registration Statement filed June 16, 2011, and incorporated herein by reference.

††† Filed as exhibits to Amendment No. 2 to Registration Statement filed August 22, 2011, and incorporated herein by reference.

EXHIBIT 10.7

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the “Agreement”) amends and restates in its entirety the Employment Agreement made as of April 1, 2011, by and between New Western Energy Corporation, a Nevada corporation (the “Employer”), and Javan Khazali (the “Executive”). The effective date of this amended and restated Agreement is January 1, 2014 (the “Effective Date”).

WHEREAS, Employer is engaged in the business of exploring, acquiring, developing and operating oil and gas wells and marketing and selling the production therefrom.

WHEREAS, Employer desires to employ Executive, and Executive desires to be employed by Employer in accordance with the terms and subject to the conditions hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, the Employer and the Executive agree as follows:

1.           Employment. Employer agrees to employ Executive and Executive agrees to be employed by Employer, on a full time basis, on the terms and conditions set forth in this Agreement.

2.           Capacity. The Executive shall serve the Employer as its President and Chief Executive Officer. The Executive shall have the duties and responsibilities normally attendant to such offices and subject to the directions of the Employer’s Board of Directors (the “Board”). Executive shall also serve Employer in such other or additional offices and capacities as the Executive may be requested to serve by the Board and shall perform such services and duties in connection with the business, affairs and operations of, Employer as may be assigned or delegated from time to time to Executive, when rendering services in such other or additional capacities, by or under the authority of the Board.

3.           Extent of Service . During Executive’s employment under this Agreement, Executive shall devote Executive’s full business time, best efforts and business judgment, skill and knowledge to the advancement of Employer’s business and interests and to the discharge of Executive’s duties and responsibilities under this Agreement. Executive shall not engage in any other business activity, except as may be approved in writing and in advance by the Board; provided, however , that nothing in this agreement shall be construed as preventing Executive from:

(a)           investing Executive’s assets in any company or other entity in a manner not prohibited by Section 8(d) hereof and in such form or manner as shall not require any material activities on Executive’s part in connection with the operations or affairs of the companies or other entities in which such investments are made; or

(b)           engaging in religious, charitable or other community or non-profit activities that do not impair Executive’s ability to fulfill his/her duties and responsibilities under this Agreement.

4.           Term. Unless sooner terminated pursuant to Section 6 hereof, the original term of Executive’s employment with Employer pursuant to this Agreement is for a period of five (5) consecutive years (the “Term”), commencing on January 1, 2014 (the “Employment Commencement Date”) and ending on December 31, 2018. The term of this Agreement shall automatically renew for successive five (5) year terms unless Employer or Employee shall notify the other party in writing at least 120 days before the first day of the next renewal term of such party's election not to renew this Agreement for another renewal term.

 5.           Compensation and Benefits . The regular compensation and benefits payable to Executive under this Agreement shall be as follows:

(a)           Salary. For all services rendered by Executive under this Agreement, Employer shall pay Executive a salary at the annual rate of two hundred-forty thousand dollars ($240,000.00). Thereafter, the base salary of the Employee will increase at a rate of at least five percent (5%) per year. The base salary may be increased, in the sole discretion of the Board or its Compensation Committee (the “Compensation Committee”), at any time or from time to time hereafter (the “Base Annual Salary”). Executive’s Base Annual Salary shall be payable in periodic installments in accordance with Employer’s usual payroll practices for its senior executives.

(b) Signing Bonus. As a further consideration for executing this Agreement, Executive shall be paid a one-time bonus of $50,000.00 within 5 days after the Effective Date of this Agreement.

(c)           Bonus Compensation. Executive shall be entitled to participate in the annual incentive bonus programs for Employer’s senior executives; provided, however, that nothing contained in this Section 5(c) or elsewhere in this Agreement shall be construed to create any obligation on the part of Employer to maintain the effectiveness of any annual incentive bonus program. The performance measures and goals that will be used to determine Executive’s entitlement to an annual incentive bonus under any such bonus program that is established by Employer shall be determined by the Board or the Compensation Committee.

(d)           Regular Employee Benefits. Executive shall be entitled to participate in any qualified or any other retirement plans, stock option and equity incentive plans, stock purchase plans, medical insurance plans, life insurance plans, disability insurance or income plans, vacation plans, expense reimbursement plans and other benefit plans which Employer may from time to time have in effect for all or most of its senior executives; provided , however , that nothing contained in this Section 5(d) or elsewhere in this Agreement shall be construed to create any obligation on the part of Employer to establish any such plan or to maintain the effectiveness of any such plan which may be in effect from time to time during the Term. The extent and the terms and conditions of Executive’s participation in any such plan shall be subject to the terms and conditions in the applicable plan documents, generally applicable policies of the Employer, applicable law and the discretion of the Board, the Compensation Committee or any administrative or other committee provided for in or contemplated by any such plan.

(e)         Reimbursement of Business Expenses. Employer shall reimburse Executive for all reasonable expenses incurred by him/her in performing services pursuant to this Agreement, in accordance with Employer’s expense reimbursement policies and procedures for its senior executives, as in effect from time to time.

(f) Automobile Expense. The Company shall pay to Employee $750.00 per month as automobile expense for the term of employment.

(g) Vacations. You shall be entitled to four (4) weeks of vacation per annum beginning January 1, 2014, to be taken at such times and intervals as shall be determined acceptable to you and the reasonable business needs of the Company. Accrued and unused vacation time may be carried over to subsequent years with a maximum four weeks of carryover into any year.

(h)           Taxation of Compensation Payments and Benefits. Employer shall be entitled and shall undertake to make deductions, withholdings and tax reports with respect to compensation payments and benefits to Executive under this Agreement to the extent that Employer reasonably and in good faith believes that it is required to make such deductions, withholdings and tax reports. Payments under this Agreement shall be in amounts net of any such deductions or withholdings. Nothing in this Agreement shall be construed to require Employer to make any payments to compensate Executive for any adverse tax consequences associated with or arising out of any payments or benefits or for any deduction or withholding from any payments or benefits.

6.           Termination of Employment. Notwithstanding the provisions of Section 4, Executive’s employment under this Agreement shall terminate prior to the end of the Term under the following circumstances and in accordance with the terms and provisions set forth below in this Section 6.

(a)           Termination by Employer for Cause . Executive’s employment under this Agreement may be terminated for Cause, without further liability on the part of Employer, effective immediately upon a vote of the Board and written notice to the Executive. Each of the following shall constitute “Cause” that shall entitle Employer to terminate Executive’s employment for Cause:

(i)           any act of gross negligence, willful misconduct or insubordination by Executive with respect to Employer or any of its Affiliates, or any act of fraud, whether or not involving Employer or any Affiliate of Employer; or

(ii)          a violation by Executive of any laws or government regulations applicable to Employer which could reasonably be expected to subject Employer or any of its Affiliates (including any of their respective officer or directors) to disciplinary or enforcement action by any governmental agency, including the assessment of civil money damages on Employer, or which could reasonably be expected to adversely affect Employer’s or any of its Affiliates reputation or goodwill with clients, customers, regulatory agencies or suppliers doing business with the Employer or any of its Affiliates; or

 (iii)         the commission by Executive of an act which would constitute (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; or

(iv)        a breach by Executive of any of Executive’s material obligations under this Agreement, which breach remains uncured within fifteen (15) days following Executive’s receipt of written notice of the existence of such breach and, for such purposes, the term “material obligations” shall include each of Executive’s covenants and obligations contained in Section 8 hereof; or

(v)        the issuance of an order or directive by any government agency having jurisdiction over Employer or any of its Affiliates or over Executive which requires Executive to disassociate himself from Employer or any of its Affiliates, suspends Executive’s employment or requires Employer to terminate Executive’s employment; or

(b)           Termination by Employer Without Cause . Executive’s employment under this Agreement may be terminated by Employer without Cause upon written notice to Executive, whereupon Executive shall become entitled to the severance compensation and benefits set forth in Section 7(b) of this Agreement. Notwithstanding anything to the contrary that may be contained in this Agreement, it is acknowledged and agreed that a termination pursuant to any of Sections 6(e) (entitled “Termination due to Death”), 6(f) (entitled “Disability”) or 6(h) (entitled “Expiration of Term”) below, shall not be deemed to be or constitute a termination without Cause for purposes of this Agreement.”

(c)           Termination by Executive for Good Reason . Subject to the terms and conditions set forth hereinafter in this Section 6(c), Executive shall be entitled to terminate this Agreement and his employment with Employer hereunder for “Good Reason” and to receive the severance compensation set forth in Section 7(b) below, if Employer takes any of the actions set forth in clauses (i) through (iv) below (each a “Good Reason Action”):

(i)           Reduction or Adverse Change of Authority and Responsibilities . Employer materially reduces Executive's authority, duties or responsibilities with Employer, unless such reduction is made as a consequence of (i) any acts or omissions of Executive which would entitle Employer to terminate Executive’s employment for Cause (as defined in Section 6(a) of this Agreement), or (ii) Executive’s Disability (determined as provided in Section 6(f) of this Agreement);

(ii)          Material Reduction in Salary. Employer materially reduces Executive's base salary or base compensation below the amount thereof as prescribed by Executive’s Employment Agreement, unless such reduction is made (A) as part of an across-the-board cost-cutting measure that is applied equally or proportionately to all senior executives of Employer, rather than discriminatorily against Executive, or (B) as a result of any acts or omissions of Executive which would entitle Employer to terminate Executive’s employment for Cause (as defined in Section 6(a) of this Agreement), or (C) by and at the election of the Employer as a result of Executive’s Disability (determined as provided in Section 6(f) of this Agreement);

(iii)         Relocation. Employer relocates Executive’s principal place of employment to an office (other than Employer's headquarters offices) located more than twenty (20) miles from Executive’s then principal place of employment (other than for temporary assignments or required travel in connection with the performance by Executive of his duties for Employer); or

(iv)         Breach of Material Employment Obligations. Employer commits a breach of any of its material obligations to Executive under this Agreement which breach continues uncured for a period of thirty (30) days following written notice thereof from Executive.

Notwithstanding anything to the contrary that may be contained in this Section 6(c) or elsewhere in this Agreement: (x) the following conditions must be satisfied in order for Executive to terminate this Agreement and his employment for Good Reason: (1) Executive shall have given Employer a written notice of termination for Good Reason (a “Good Reason Termination Notice”) prior to the expiration of a period of fifteen (15) consecutive calendar days commencing on the date that Executive is first notified in writing that Employer has taken any such Good Reason Action, (2) Employer shall have failed to rescind or cure such Good Reason Action within thirty (30) consecutive calendar days following its receipt of such Good Reason Termination Notice, and (3) the Good Reason Termination Notice must expressly state that Executive is terminating his employment for Good Reason pursuant to this Section 6(c) and must describe in reasonable detail the Good Reason Action that entitles Executive to terminate this Agreement and his employment for Good Reason; and (y) Executive shall not be entitled to terminate his employment for Good Reason, if Executive shall have consented to the taking of such Good Reason Action by Employer or if Employer was required to take any of the above-described actions in order to comply with any applicable laws or government regulations or any order, ruling, instruction or determination of any court or other tribunal or any government agency having jurisdiction over Employer or any of its Affiliates.”

  (d) Change of Control Termination. If (a) there is a Change of Control at the Employer (as defined as (i) the acquisition of all or a majority of the outstanding voting shares of the Employer by a new person, (ii) the acquisition of all or a majority of the assets of the Employer by a new person, (iii) the merger of the Employer with another person, or (iv) the election of a majority of directors to the Board of Directors of the Employer who are not persons who were nominated for election by a majority of the then existing Board of Directors (e.g. were not on the Management slate of nominees for election); and (b) the Employee’s employment is terminated by the Employer, or employee’s compensation is reduced from its then current level or employee’s responsibilities are reduced or downgraded (each of such events hereinafter referred to as a “Triggering Event”), and which Triggering Event occurs within one year after such Change of Control; then the Emplyer shall pay to the Employee a Termination Bonus in the form of a lump sum cash payment in an amount equal to the average annual cash compensation over the three (3) year period preceding the Triggering Event multiplied by three (35), including all such cash compensation paid during such period, including salary and bonus. The Termination Bonus shall be paid as a lump sum within thirty (30) days of the Triggering Event.

(e)           Termination due to Death. Executive’s employment with Employer shall terminate upon his/her death.

(f)           Disability. If Executive shall become disabled so as to be unable to perform the essential functions of Executive’s then existing position or positions with Employer or with any of Employer’s Affiliates under this Agreement, then, upon the expiration of the lesser of (i) six (6) months thereafter or (ii) the then remainder of the Term of this Agreement (the “Interim Disability Period”), Executive’s employment may be terminated by Employer without liability to Executive, subject to the following terms and provisions. The Board may remove Executive from any responsibilities and/or reassign Executive to another position with Employer for and the during the Interim Disability Period, provided, however, that Executive shall continue to receive his full Base Annual Salary (less any disability pay or sick pay benefits to which the Executive may be entitled under the Employer’s policies or benefit programs), together with benefits Executive receives pursuant to Section 5 hereof (except to the extent that Executive may be ineligible for one or more such benefits under applicable plan terms), for and during the Interim Disability Period. If any question shall arise as to whether Executive is disabled so as to be unable to perform the essential functions of Executive’s then existing position or positions, with or without reasonable accommodation, Executive may, and at the request of Employer shall, submit to Employer a physician’s certification (in reasonable detail) as to whether Executive is so disabled and how long such disability is expected to continue. Such certification shall be obtained only from a physician who is selected by Employer and to whom Executive or Executive’s guardian (as the case may be) has no reasonable objection and the certification so obtained shall for purposes of this Agreement be conclusive of such question or any issue as to the matters addressed in such certification. Executive shall cooperate with any reasonable request of that physician in connection with such certification, including a request that Executive undergo any physical or mental examination or tests, as deemed appropriate by such physician. If Executive shall fail to submit to such an examination or any such tests, as such physician deems in his discretion to be appropriate for purposes of enabling physician to make such certification, then, Employer’s determinations with respect to the questions of whether Executive is disabled and how long such disability is expected to continue shall be binding on Executive. Nothing in this Section 6(f) shall be construed to waive the Executive’s rights, if any, under existing law including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. §2601 et seq. and the Americans with Disabilities Act, 42 U.S.C. §12101 et seq.

(g)           Terminations due to Certain Regulatory Actions Affecting Employer. Notwithstanding anything to the contrary that may be contained elsewhere in this agreement, this Agreement, and Executive’s employment hereunder shall terminate, if a conservator, receiver, or other legal custodian is appointed for the Employer pursuant to any adjudication or other official determination by any court of competent jurisdiction or any governmental authority having jurisdiction over Employer.

(h)           Expiration of Term. Executive’s employment under this Agreement shall terminate automatically on and as of the expiration date of the Term (whether that is at the end of the Original Term or any Renewal Period), unless the parties shall have executed a written agreement of renewal as contemplated in Section 4 hereof.

(i)           Survival. Upon expiration or any termination of Executive’s employment with Employer pursuant to any of the provisions of this Section 6, this Agreement also shall terminate; provided , however , that the following shall survive and remain in full force and effect after the expiration or any termination of this Agreement: (i) the respective representations and warranties of each party contained in this Agreement, which shall continue in effect throughout the Term, and (ii) the respective rights, obligations and covenants and agreements of the parties contained in Sections 7 (entitled "Compensation Upon Termination"), Section 8 (entitled "Protective Covenants"), Section 9 (entitled "Arbitration of Disputes") and Section 10 (entitled "Miscellaneous") hereof.

7.           Compensation Upon Termination.

(a)           Termination Generally. If Executive’s employment with Employer expires or is terminated (whether by Employer or Executive) for any reason during the Term, Employer shall pay or provide to Executive (or to his/her authorized representative or estate): (i) any unpaid Base Annual Salary earned through the date of such termination; (ii) any unpaid incentive compensation that is deemed earned and has become payable under the terms of any incentive compensation program in which Executive was participating at the time of or had participated prior to such expiration or termination of employment; (iii) unpaid expense reimbursements; (iv) accrued but unused vacation, and (v) any vested benefits Executive may have earned under any employee benefit plan of Employer or Parent prior to the expiration or termination of Executive’s employment; provided, however, that notwithstanding the foregoing provisions of this Section 7(a), if Executive’s employment is terminated for Cause pursuant to Section 6(a) above or pursuant to Section 6(g), due to certain Regulatory Actions, then, unless otherwise required by applicable law, Executive shall not be entitled to receive any unpaid incentive compensation that might otherwise have been due to Executive.

(b)           Termination by the Employer Without Cause or by Executive for Good Reason. In the event of a termination of Executive’s employment by Employer without Cause pursuant to Section 6(b) above, or by Executive for Good Reason pursuant to Section 6(c) above, then subject to Executive’s execution and delivery of an agreement, that is satisfactory in a form and substance to Employer, releasing any and all legal claims (known or unknown) Executive may have against Employer or any or its Affiliates, Employer shall provide to Executive the following termination benefits (“Termination Benefits”):

(i)          a severance payment (the “Severance Payment”) in an amount equal to thirty-six (36) months of Executive’s Base Annual Salary or (y) the aggregate Base Annual Salary that would have been paid to Executive for the remainder of the Term of the Agreement if such remaining Term is longer than the aforementioned month period, as the case may be (the “Termination Benefits Period”); and

(ii)        In the event Executive shall become entitled to receive the Severance Payment hereunder, then he shall also be entitled to receive reimbursement for premium costs that he incurs with respect to COBRA continuation coverage for himself and his eligible dependents for a period of 18 months (such reimbursements shall cease when Executive becomes eligible for coverage under any other group health care plan). Such reimbursements must be submitted by Executive in writing on a monthly basis within 14 days of the date the monthly premium is paid (each such monthly premium must be paid within the applicable COBRA deadline) and the reimbursement will be paid, net of tax, to Executive within 30 days of its receipt of the reimbursement request.

(iii) In addition to the payments and benefits set forth in this Section 7, amounts that are vested benefits or that Executive is otherwise entitled to receive under any plan, program, policy or practice (with the exception of those relating to severance) on the date of termination, shall be payable in accordance with such plan, policy, practice or agreement.

(iv) For purposes of this section, Base Salary shall equal the sum of (a) the then current Base Salary, plus (b) the most recently paid Bonus (provided, however, that if the applicable termination of employment occurs prior to payment of the Bonus with respect to the fiscal year ending December 31, 2014, then the Bonus shall be deemed to equal $100,000).

(c)           Termination Upon Death. In the event of a termination of Executive’s employment due to death, Employer shall pay to Executive’s estate an amount equal to three hundred percent (300%) of Executive’s Base Annual Salary at the rate in effect immediately prior to such termination (the "Death Benefit"), less the amount of any life insurance benefits which Executive's estate or any of Executive's beneficiaries receive under any Employer-provided life insurance plan or program in which Executive was participating at the time of his death. Any Death Benefit payable pursuant to this Section 7(c) shall be paid in a lump sum payment (net of any tax and any other required withholdings) to the beneficiary designated in writing by Executive, or if no beneficiary was designated, to his estate, as soon as is practicable following Executive’s death.

(d) No Mitigation; No Offset. In the event of any termination of Executive’s employment under this Section 6(b), (c), (d) and (f), Employee shall be under no obligation to seek other employment and there shall be no offset against amounts due Employee under this Agreement on account of any compensation attributable to any subsequent employment that he may obtain except as specifically provided in this Section 7. Notwithstanding anything contained in this Agreement to the contrary, all compensation and benefits payable under this Section 7 shall be reduced by any other compensation and benefits payable under any severance or change-in-control plan, program, policy or arrangement of Employer in which Employee is a participant and under which he has actually and previously received compensation and/or benefits.

8.           Protective Covenants.

(a)           Certain Definitions.

(i)           Confidential Information. As used in this Agreement, “Confidential Information” means information belonging to Employer or any of its Affiliates which is of value to Employer or any such Affiliates in the course of conducting any of their respective businesses and the disclosure of which could result in a competitive or other disadvantage to Employer or any such Affiliates. Confidential Information includes, without limitation, financial information, including financial statements and projections, business and expansion or growth plans, reports, and forecasts; inventions, improvements and other intellectual property; trade secrets; know-how; designs, processes or formulae; software; market or sales information or plans; customer lists and information regarding, or supplied to Employer or any of its Affiliates by, any of their respective existing or prospective customers; supplier lists and information about, or provided to Employer or any of its Affiliates by, any of their respective suppliers, vendors or consultants; information regarding the capabilities, duties or compensation of employees of Employer or of any its Affiliates; and information regarding the business prospects and opportunities of Employer or any of its Affiliates (such as possible acquisitions or dispositions of businesses or facilities). Confidential Information also includes information developed by Executive in the course of Executive’s employment by Employer, as well as other information to which the Executive may have access in connection with Executive’s employment, and the confidential information of others with which Employer has a business relationship. Notwithstanding the foregoing, Confidential Information does not include information in the public domain, unless such information entered the public domain as a result of a breach of any of Executive’s covenants under Section 8(b). Executive acknowledges and agrees that Employer has a legitimate business interest in protecting the Confidential Information.

(b)          Confidentiality.

(i)          Executive understands and agrees that Executive’s employment creates a relationship of confidence and trust between Executive and Employer, including with respect to all Confidential Information, whether such Confidential Information exists on the Employment Commencement Date or is created, developed or acquired or comes into being at any time during the term of this Agreement. Executive covenants and agrees that, at all times (both during Executive’s employment with Employer and after its expiration or termination for any reason), Executive will keep all Confidential Information in strict confidence and trust and will not disclose any of the Confidential Information to any Person, and Executive covenants and agrees that he will not use any of the Confidential Information for Executive’s benefit or the benefit of any Person other than Employer and Parent and their Affiliates.

(ii)         In the event that Executive is requested or required (including by means of deposition, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process or by a tribunal, court or regulatory agency, having applicable jurisdiction, to disclose any of the Confidential Information, Executive shall, unless prohibited by law or regulation, provide Employer with prompt written notice of any such request or requirement so that Employer may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Section 8(b) with respect to such requested or required Confidential Information. If, in the absence of a protective order or other remedy acceptable to Employer or the receipt of a waiver from Employer, Executive is nonetheless legally required to disclose such Confidential Information to any tribunal, court or government agency to avoid being held liable for contempt or suffering other censure or penalty, Executive may, without thereby violating this Section 8(b) or incurring any liability to Employer hereunder, disclose only that portion of the Confidential Information that Executive is legally required to disclose. In any case, Executive shall cooperate with Employer in any efforts it may undertake to preserve the confidentiality of such Confidential Information, including, without limitation, by cooperating with Employer’s efforts to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information.”

(c)           Documents, Records, etc. All documents, records, data, apparatus, equipment and other physical property, including cell phones and computers, and whether or not pertaining to Confidential Information, which are furnished to Executive by Employer or which are produced by Executive in connection with Executive’s employment, will be and remain the sole property of Employer. Executive will return to Employer all such materials and property as and when requested by Employer or if no request therefore has theretofore been made, then, immediately upon the expiration or termination of Executive’s employment with Employer for any reason whatsoever. Executive covenants and agrees that he will not retain any such materials or property or any copies thereof after any such expiration or termination of his/her employment with Employer.

(d)           Noncompetition Covenant. During the Term of this Agreement, Executive will not, directly or indirectly, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer, lender or creditor or otherwise, engage, participate, assist, support or invest in any competing business.

(e)           Non-Solicitation Covenant. Executive covenants and agrees that, during the Term and for a period equal to twelve (12) months thereafter, he shall not, either on behalf of himself or any other Person, directly or indirectly, solicit or attempt to employ or hire or recruit or hire any Person who is, or during the prior twelve (12) months had been, an employee of Employer, its Parent or any of their Affiliates or induce or influence any such employee to leave the employ of Employer, Parent or any of their respective Affiliates.

(f)           Non-Interference Covenant. Executive acknowledges that in connection with and in the course of his employment with Employer, Executive will have access to trade secrets and other Confidential Information of Employer, Parent and their respective Affiliates, which Confidential Information may include, without limitation, the identities of and information about the oil and gas business and other related services and the investment goals and plans of Employer, Parent or any of their respective Affiliates. As a result of his employment with Employer, Executive also will be given, by Employer, Parent or their Affiliates, the opportunity, resources and Confidential Information which Executive will need to establish business relationships with existing and prospective clients and customers of Employer, Parent, or their Affiliates, all for the exclusive benefit of Employer and Parent or their respective Affiliates. Accordingly, Executive covenants and agrees that during the Term of his employment with Employer and for a period of twelve (12) months following the termination, for any reason whatsoever, of his employment with Employer (including any voluntary termination or any termination for Good Reason by Executive or any termination by Employer with or without Cause), Executive shall not use any information that constitutes a trade secret or Confidential Information of Employer, Parent or any of their Affiliates to directly or indirectly, personally or through others, (i) solicit for or on behalf of any Person competing against Employer or its Affiliates, any existing or prospective client or customer of Employer, Parent or any of their Affiliates, or (ii) encourage or induce any client, customer, supplier or vendor of or service provider to Employer, Parent or any of their Affiliates to terminate or modify (in a manner adverse to any of them) the business relationship that any such client, customer, supplier, vendor or service provider has with any of them.

(g)           Exception for Ownership of Shares in Public Companies. Notwithstanding the foregoing covenants, Executive may own up to five percent (5%) of the outstanding capital stock of a publicly traded corporation which constitutes or is affiliated with a competing business, provided that Executive is a passive investor in that corporation and does not provide any assistance or support of any kind, financial or other (other than his/her ownership of such capital stock) to or serve in any capacity with, such corporation or any of its Affiliates.

(h)         Certain Acknowledgements. Executive (i) understands, acknowledges and agrees that each of the covenants and restrictions set forth, respectively, in Subsections 8(b) through 8(f) above are intended to protect the interests of Employer, its Parent and their respective Affiliates in their trade secrets and other Confidential Information and established client, customer, supplier, vendor, employee and consultant relationships and the goodwill established by Employer, Parent or such Affiliates with or among their respective clients, customers, suppliers, vendors, employees and consultants, (ii) acknowledges and agrees that this Section 8 imposes no greater restraint or restriction on Executive than is reasonably necessary to protect the legitimate business interests of Employer, Parent and their Affiliates, and such restrictions are reasonable and appropriate for this purpose and will not adversely affect Executive’s ability, following a termination of his/her employment with Employer, to earn a livelihood from his chosen profession, and (iii) acknowledges that the consideration received by him pursuant to this Agreement is good, valuable and adequate consideration in exchange for his covenants and agreements contained in this Section 8.

(i)           Severability. If any of the definitions contained in Section 8(a) or any of the covenants or agreements of Executive contained in Subsections 8(b), 8(c), 8(d), 8(e), or 8(f) above or in Subsection 8(j) below (collectively, the “Protective Covenants”) is held by any court of competent jurisdiction to be unenforceable or unreasonable as to time, geographic coverage, or business limitation, Executive and Employer agree that in any such instance that particular definition or that particular Protective Covenant, as the case may be (the “Offending Provision”) shall be reformed to the maximum time, geographic area or business limitation (as the case may be) that will permit it to be enforced under applicable law. The parties further agree that, in any such event, all of the remaining definitions and Protective Covenants shall be severable, shall remain in full force and effect and shall be enforceable independently of each other and a holding by a court of competent jurisdiction that any definition or Protective Covenant is unenforceable or unreasonable to any extent shall not affect or impair the continued validity or enforceability of the other definitions or Protective Covenants contained in this Section 8

(j)           Third Party Agreements and Rights. Executive hereby represents and warrants that he is not bound by the terms of any contract or other agreement (written or oral) with any previous employer or other Person which restricts in any way Executive’s use or disclosure of information or Executive’s engagement in any business. Executive further represents and warrants to Employer that Executive’s execution and delivery of this Agreement, Executive’s employment with Employer and the performance of Executive’s duties for Employer pursuant to this Agreement will not violate any obligations, contractual or other, that Executive may have to any such previous employer or other Person. In Executive’s work for Employer, Executive will not disclose or make use of any information in violation of any contracts or other agreements (written or oral) with or the rights of any such previous employer or other Person, and Executive will not bring to the premises of Employer any copies or other tangible embodiments of non public information belonging to or obtained from any such previous employer or other Person.

(k)           Equitable Remedies . Executive acknowledges and agrees that it would be difficult to measure the damages that Employer will sustain as a result of any breach by Executive of any of the Protective Covenants or any of the other agreements of Executive contained in this Section 8 and that monetary damages, in and of themselves, would not be an adequate remedy for any such breach. Accordingly, Executive agrees that if he breaches, or threatens to breach, any of the Protective Covenants or any of the other agreements of Executive contained in this Section 8, Employer shall be entitled, in addition to all other rights or remedies that it may have under this Agreement or under applicable law, to bring an equitable proceeding in any court of competent jurisdiction and, in any such proceeding, to be awarded (i) temporary, preliminary and permanent injunctive relief to require Executive to halt any such breach, or to refrain from committing any threatened breach (as the case may be), of any of such Protective Covenants or other agreements, and (ii) such other appropriate equitable remedies to require Executive to comply with such Protective Covenants and other agreements, without having to show or prove any actual monetary damages to Employer.

9.           Arbitration of Disputes. Except as otherwise provided in Section 8(i) above and the last sentence of this Section 9 with respect to equitable proceedings and remedies, any controversy or claim arising out of or relating to this Agreement, the performance or non-performance (actual or alleged) by either party of any of such party's respective obligations hereunder or any actual or alleged breach thereof, or otherwise arising out of the Executive’s employment or the termination of that employment (including, without limitation, any claims of unlawful employment discrimination whether based on age or otherwise) shall, to the fullest extent permitted by law, be resolved exclusively by binding arbitration in any forum and form agreed upon by the parties or, in the absence of such an agreement, under the auspices of the American Arbitration Association (“AAA”) in Orange County, California in accordance with the Employment Dispute Resolution Rules of the AAA, including, but not limited to, the rules and procedures applicable to the selection of arbitrators. In the event that any Person other than Executive or Employer may be a party with regard to any such controversy or claim, such controversy or claim shall be submitted to arbitration subject to such other Person’s agreement thereto. Judgment upon the award rendered by the arbitrator in any such arbitration proceeding may be entered in any court having jurisdiction thereof. This Section 9 shall be specifically enforceable. The reasonable fees and disbursements of the prevailing party's legal counsel, accountants and experts incurred in connection with any such arbitration proceeding shall be paid by the non-prevailing party in such arbitration proceeding. Notwithstanding anything to the contrary that may be contained in this Section 9, each party shall be entitled to bring an action in any court of competent jurisdiction for the purpose of obtaining a temporary restraining order or a preliminary or permanent injunction or other equitable remedies in circumstances in which such relief is appropriate.

10.          Miscellaneous.

(a)           Entire Agreement. This Agreement constitutes the entire agreement between the parties relating to the subject matter hereof and supersedes all prior agreements, whether written or oral, between the parties with respect to that subject matter.

(b)           Assignment; Successors and Assigns, etc. Neither Employer nor Executive may make any assignment, in whole or in part, of this Agreement or any interest herein, by operation of law or otherwise, or delegate any of their respective duties hereunder, without the prior written consent of the other party; provided , however , that Employer shall be entitled to assign this Agreement and delegate its duties under this Agreement, without the consent of Executive, in the event that Employer shall consummate a reorganization, consolidate or merge with or into any other Person, or sell or otherwise transfer all or substantially all of its assets to any other Person. Subject to the foregoing restrictions on assignment, this Agreement shall inure to the benefit of and be binding on Employer and Executive, and their respective successors, executors, administrators, heirs and permitted assigns.

(c)           Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law. Notwithstanding the foregoing, the provisions of Section 8(f), and not the provisions of this Section 10(c), shall apply to the covenants and other agreements contained in and the provisions of Section 8 hereof.

(d)           Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any right or obligation under or breach of this Agreement, shall not prevent any subsequent enforcement of such term, right or obligation or be deemed a waiver of any prior or subsequent breach of the same obligation.

(e)           Notices. Any notices, requests, demands and other communications provided for by this Agreement ("Notices") shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to Executive at the last address Executive has filed in writing with the Employer or, in the case of any Notice to be given to Employer, at its main offices, attention of the Chief Executive Officer, and shall be effective on the date of delivery in person or by courier or three (3) days after the date such Notice is mailed by registered or certified mail, postage prepaid and return receipt requested (whether or not the requested receipt is returned).

(f)           Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Employer.

(g)           Interpretation and Construction of this Agreement. This Agreement is the result of arms-length bargaining by the parties, each party was represented by legal counsel of such party's choosing in connection with the negotiation and drafting of this Agreement and no provision of this Agreement shall be construed against a party, due to an ambiguity therein or otherwise, by reason of the fact that such provision may have been drafted by counsel for such party. For purposes of this Agreement: (i) the term " Person " shall mean, in addition to any natural person, a corporation, limited liability company, general or limited partnership, joint venture, trust, estate or any other entity; (ii) when used with reference to Employer, the term “ Affiliate ” shall mean any Person that controls, is controlled by or is under common control with Employer and shall include Parent and its other subsidiaries; (iii) the term " including " shall mean "including without limitation" or "including but not limited to"; (iv) the term " or " shall not be deemed to be exclusive; and (v) the terms " hereof ," " herein ," " hereinafter ," " hereunder ," and " hereto ," and any similar terms shall refer to this Agreement as a whole and not to the particular Section, paragraph or clause in which any such term is used, unless the context in which any such term is used clearly indicates otherwise.

(h)           Governing Law. This Agreement is being entered into and will be performed in the State of California and shall be construed under and be governed in all respects by and enforced under the laws of the State of California, without giving effect to the conflict of laws principles of such State.

(i)           Headings. The Section and paragraph headings in this Agreement are inserted for convenience of reference only and shall not affect, nor shall be considered in connection with, the construction or application of any of the provisions of this Agreement.

(j)           Counterparts. This Agreement may be executed in any number of counterparts, and each such executed counterpart, and any photocopy or facsimile copy thereof shall constitute an original of this Agreement; but all such executed counterparts and photocopies and facsimile copies thereof shall, together, constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been executed by Employer and by Executive as of the Effective Date.

EMPLOYER:
NEW WESTERN ENERGY CORPORATION

By:	/s/Harris Baha
Name:	Haris Baha
Title:	Chief Financial Officer

EXECUTIVE

By: /s/ Javan Khazali
Name:	Javan Khazali

EXHIBIT 31.1

CERTIFICATION

I, Javan Khazali, certify that:

1.	I have reviewed this report on Form 10-K/A of New Western Energy Corporation;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defi9ned in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b.	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c.	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d.	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a.	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Javan Khazali

Javan Khazali

President (Principal Executive Officer)

September 26, 2014

  EXHIBIT 31.2

CERTIFICATION

I, Haris Baha, certify that:

1.	I have reviewed this report on Form 10-K/A of New Western Energy Corporation;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defi9ned in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b.	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c.	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d.	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a.	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Haris Baha

Haris Baha

Chief Financial Officer

September 26, 2014

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of New Western Energy Corporation (the “Company”) on Form 10-K/A for the period ending December 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Javan Khazali

Javan Khazali

President (Principal Executive Officer)

September 26, 2014

/s/ Haris Baha

Haris Baha

Chief Financial Officer

September 26, 2014